Free Writing Prospectus pursuant to Rule 433 dated August 7, 2025

Registration Statement No. 333-284538

Autocallable Contingent Coupon S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER-Linked Notes due

OVERVIEW

If the closing level of the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER on any monthly coupon observation date is less than 70% of the initial underlier level, you will not receive a coupon on the applicable payment date. The amount that you will be paid on your notes is based on the performance of the underlier. The notes will mature on the stated maturity date, unless automatically called on any quarterly call observation date (expected to be the coupon observation dates occurring in February, May, August and November of each year, commencing in March 2026 to and including May 2030). Your notes will be automatically called if the closing level of the underlier on any such call observation date is greater than or equal to the initial underlier level. If your notes are automatically called, you will receive a payment on the next payment date (expected to be the third business day after the relevant call observation date) equal to the face amount of your notes plus a coupon (as described below).

The underlier attempts to provide exposure to the S&P 500® Futures Excess Return Index with a rules-based overlay that adjusts exposure to the S&P 500® Futures Excess Return Index on a daily basis. The objective of these rules, taken collectively, is to create an underlier that provides for volatility-adjusted exposure to the S&P 500® Futures Excess Return Index, coupled with further adjustments based on calendar-based signals and price patterns, subject to a maximum exposure of 500% and a maximum daily change in leverage of 100%. In addition, the underlier is subject to a daily decrement of 6.0% per annum. The S&P 500® Futures Excess Return Index tracks the performance of E-mini S&P 500 futures contracts, not the S&P 500® Index. Generally, the return on an investment in a futures contract is correlated with, but not the same as, the return on buying and holding the securities underlying such contract. The underlier is subject to risks associated with the use of significant leverage. Investors should be aware that the use of leverage will magnify and accelerate any negative performance of the underlier. The underlier is also subject to a cap on the maximum daily change in leverage of 100%, which may result in the underlier leveraging up more slowly in the event of a market rally, and/or deleveraging more slowly in the event of a market sell-off, compared to an identical underlier that does not cap the amount of daily leverage change. In addition, a per annum deduction that is a fixed 6.0% of the underlier level, also known as a decrement, is deducted daily, even when the underlier is not fully invested. The deduction of the decrement has the effect of offsetting positive returns, and worsening negative returns, on the performance of the underlier, and the inclusion of the decrement means the underlier will trail the performance of an identical underlier without such a decrement feature. In addition, the underlier may be significantly uninvested in the S&P 500® Futures Excess Return Index on any given day, and, in that case, will realize only a portion of any gains in the appreciation of the S&P 500® Futures Excess Return Index or the E-mini S&P 500 futures contracts on that day and any uninvested portion will earn no return. The underlier attempts to provide exposure to the S&P 500® Futures Excess Return Index. The S&P 500® Futures Excess Return Index tracks futures contracts on the S&P 500® Index and is likely to underperform the total return performance of the S&P 500® Index because of an implicit financing cost. The description above is only a summary. For a more detailed description of the underlier and its risks, please see “Index Summary” on page PS-3 of the accompanying preliminary pricing supplement and “Additional Risk Factors Specific to Your Notes” on page PS-14 of the accompanying preliminary pricing supplement.

Coupon observation dates are expected to be the 29th day of each month (except for the observation date in each February, which is expected to be the last calendar day of such month), commencing in September 2025 and ending in August 2030. If on any coupon observation date, the closing level of the underlier is greater than or equal to 70% of the initial underlier level, you will receive on the applicable payment date a coupon for each $1,000 face amount of your notes equal to $14.167 (1.4167% monthly, or the potential for up to approximately 17% per annum).

The amount that you will be paid on your notes at maturity, if the notes have not been automatically called, in addition to the final coupon, if any, is based on the performance of the underlier. The underlier return is the percentage increase or decrease in the closing level of the underlier on the determination date from the initial underlier level.

You should read the accompanying preliminary pricing supplement dated August 7, 2025, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc., as well as the risks associated with the underlier, including the use of leverage and a decrement.

KEY TERMS
CUSIP/ISIN:	40058JXA8 / US40058JXA86
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER (current Bloomberg symbol: “SPAR4V6 Index”)
Trade date:	expected to be August 29, 2025
Settlement date:	expected to be September 4, 2025
Determination date:	the last coupon observation date, expected to be August 29, 2030
Stated maturity date:	expected to be September 4, 2030
Payment amount at maturity (for each $1,000 face amount of your notes):

•

if the underlier return is greater than or equal to -30% (the final underlier level is greater than or equal to 70% of the initial underlier level), $1,000 plus a coupon calculated as described above;

•

if the underlier return is greater than or equal to -50% (the final underlier level is greater than or equal to 50% of the initial underlier level) but the underlier return is less than -30% (the final underlier level is less than 70% of the initial underlier level), $1,000; or

•

if the underlier return is less than -50% (the final underlier level is less than 50% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000

Company’s redemption right (automatic call feature):	if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay, in addition to the coupon then due, an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to $1,000
Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing level of the underlier is greater than or equal to the initial underlier level
Initial underlier level:	the closing level of the underlier on the trade date
Final underlier level:	the closing level of the underlier on the determination date
(Key Terms continued on next page)

(Key Terms continued from previous page)
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Coupon (for each $1,000 face amount of your notes):

•

if the closing level of the underlier on the related coupon observation date is greater than or equal to the coupon trigger level, $14.167 (1.4167% monthly, or the potential for up to approximately 17% per annum); or

•

if the closing level of the underlier on the related coupon observation date is less than the coupon trigger level, $0

Coupon trigger level:	70% of the initial underlier level
Call observation dates:	expected to be the coupon observation dates occurring in February, May, August and November of each year, commencing in March 2026 and ending in May 2030
Call payment dates:	expected to be the third business day after each call observation date
Coupon observation dates:	expected to be the 29th day of each month (except for the observation date in each February, which is expected to be the last calendar day of such month), commencing in September 2025 and ending in August 2030
Coupon payment dates:	expected to be the third business day after each coupon observation date (except that the final coupon payment date will be the stated maturity date)
Estimated value range:	$885 to $935 (which is less than the original issue price; see accompanying preliminary pricing supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

HYPOTHETICAL COUPON PAYMENTS

The examples below show the hypothetical performance of the underlier as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of the underlier on the applicable coupon observation date was the percentage of the initial underlier level shown.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	50%	$0
Second	85%	$14.167
Third	60%	$0
Fourth	60%	$0
Fifth	50%	$0
Sixth	80%	$14.167
Seventh	50%	$0
Eighth	55%	$0
Ninth	60%	$0
Tenth	60%	$0
Eleventh	45%	$0
Twelfth – Sixtieth	50%	$0
	Total Hypothetical Coupons	$28.334

In Scenario 1, the hypothetical closing level of the underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because the hypothetical closing level of the underlier on the second and sixth hypothetical coupon observation dates is greater than or equal to the coupon trigger level, the total of the hypothetical coupons in Scenario 1 is $28.334.  Because the hypothetical closing level of the underlier on all other hypothetical coupon observation dates is less than the coupon trigger level, no further coupons will be paid, including at maturity.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	30%	$0
Second	20%	$0
Third	25%	$0
Fourth	50%	$0
Fifth	45%	$0
Sixth	50%	$0
Seventh	60%	$0
Eighth	55%	$0
Ninth	55%	$0
Tenth	45%	$0
Eleventh	45%	$0
Twelfth – Sixtieth	40%	$0
	Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing level of the underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because in each case the hypothetical closing level of the underlier on the related coupon observation date is less than the coupon trigger level, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero.  Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

Scenario 3

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	55%	$0
Second	50%	$0
Third	60%	$0
Fourth	55%	$0
Fifth	60%	$0
Sixth	120%	$14.167
	Total Hypothetical Coupons	$14.167

In Scenario 3, the hypothetical closing level of the underlier is less than the coupon trigger level on the first five hypothetical coupon observation dates but increases to a level that is greater than the initial underlier level on the sixth hypothetical coupon observation date. Because the hypothetical closing level of the underlier is greater than or equal to the initial underlier level on the sixth hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called.  Therefore, on the corresponding hypothetical call payment date, in addition to the hypothetical coupon of $14.167, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

HYPOTHETICAL PAYMENT AT MATURITY
The Notes Have Not Been Redeemed
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
90.000%	100.000%*
80.000%	100.000%*
70.000%	100.000%*
60.000%	100.000%
50.000%	100.000%
49.999%	49.999%
40.000%	40.000%
25.000%	25.000%
0.000%	0.000%

* Does not include the final coupon

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, general terms supplement no. 17,741, S&P 500® Futures Adaptive Response Indices Supplement No. 1, August 2025 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, general terms supplement no. 17,741, S&P 500® Futures Adaptive Response Indices Supplement No. 1, August 2025 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, general terms supplement no. 17,741, S&P 500® Futures Adaptive Response Indices Supplement No. 1, August 2025 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following

•	Preliminary pricing supplement dated August 7, 2025

•	S&P 500® Futures Adaptive Response Indices Supplement No. 1 dated February 18, 2025

•	August 2025 S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum dated August 7, 2025

•	General terms supplement no. 17,741 dated February 14, 2025

•	Prospectus supplement dated February 14, 2025

•	Prospectus dated February 14, 2025

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 1, accompanying general terms supplement no. 17,741, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Indices” in the accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 1, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 17,741, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

▪	You May Lose Your Entire Investment in the Notes

▪	The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Underlier

▪	You May Not Receive a Coupon on Any Coupon Payment Date

▪	Your Notes Are Subject to Automatic Redemption

▪	The Coupon Does Not Reflect the Actual Performance of the Underlier from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date

▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

▪	If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪	You Have No Rights in Any Futures Contract Tracked By the S&P 500® Futures Excess Return Index

▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Additional Risks Related to the Underlier

▪	Notes Linked to the Underlier Are Not Suitable For All Investors and Should Be Purchased Only By Investors Who Understand Leverage Risk; the Underlier May Have Leveraged Exposure to the Underlying Futures Index in Falling Stock Markets

▪	The Underlier Is Subject to Risks Associated With Leveraged Exposure and There Is a Greater Risk You Will Receive Less Than the Face Amount of Your Notes Relative to Notes Linked to the Underlying Futures Index, Assuming All Other Terms Remain the Same

▪	The Underlier is Subject to Risks Associated With a Cap on the Daily Change in Leverage

▪	There Is No Assurance that Calculating Realized Volatility as the Average of Short-Term Volatility and Long-Term Volatility Is the Best Way to Measure Realized Volatility

▪	There Is No Guarantee that the Underlier Will Achieve the Volatility Target

▪	The Underlier is Subject to Risks Associated with the Use of Signals

▪	The Underlier is Subject to Risks Associated with Turn-of-the-Month Signals

▪	The Underlier is Subject to Risks Associated with the Mean Reversion Signal

▪	The Underlier is Subject to Risks Associated with the Federal Open Markets Committee Schedule Signal

▪	The Underlier May Be Significantly Uninvested

▪	The Level of the Underlier Reflects a Per Annum Daily Decrement

▪	The Amount of the Decrement Applied to the Underlier May Outweigh Any Intended Benefits of the Decrement Feature

▪	The Underlier May Realize Significant Losses if It Is Not Consistently Successful in Increasing Exposure to the Underlying Futures Index in Advance of Increases in the Underlying Futures Index and Reducing Exposure to the Underlying Futures Index in Advance of Declines in the Underlying Futures Index

▪	The Underlier May Not Be Successful or Outperform Any Alternative Strategy that Might Be Employed in Respect of the Underlying Futures Index

▪	An Affiliate of GS Finance Corp. Coordinated with the Underlier Sponsor in the Development of the Underlier

▪	The Underlier Has a Limited Operating History

▪	If the Closing Level of the Underlier Becomes Zero or Negative, the Closing Level of the Underlier Will Remain Zero, Which Would Adversely Impact the Amount Payable on Your Notes and You Will Lose Your Entire Investment in the Notes

▪	Under Certain Circumstances, Your Notes May Have a Higher Risk of Automatic Redemption Than Notes Linked to the Underlying Futures Index

Risks Related to the Underlying Futures Index, Reference Index and Underlying Asset

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

▪	The Underlying Futures Index Is Expected to Underperform the Total Return Performance of the S&P 500® Index Because of an Implicit Financing Cost

▪	The Policies of the Underlier Sponsor and Changes that Affect the Underlying Futures Index or the Securities Comprising the Reference Index Could Affect the Payment Amount on Your Notes and Their Market Value

▪	Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises the Reference Index, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Issuers of Securities Comprising the Reference Index or Own the Underlying Asset, There Is No Affiliation Between Us and the Issuers of Securities Comprising the Reference Index

▪	Linking to an Equity Futures Contract Is Different from Linking to the Underlier or the Underlying Futures Index

▪	Negative Roll Yields Will Adversely Affect the Level of the Underlier Over Time and Therefore the Amount Payable on the Notes

▪	Futures Contracts Are Not Assets with Intrinsic Value

▪	You Have No Rights in Any Futures Contract Tracked By the Underlying Futures Index

▪	Owning the Notes Is Not the Same as Directly Owning the Underlier Stocks or Futures Contract Directly or Indirectly Tracked by the Underlying Futures Index

▪	Suspension or Disruptions of Market Trading in Stocks or Futures Contracts May Adversely Affect the Value of the Notes

Risks Related to Tax

▪	The Tax Consequences of an Investment in Your Notes Are Uncertain

▪	Non-United States Holders Should Note that Persons Having Withholding Responsibility in Respect of the Notes May Withhold on any Coupon Payment Paid to a Non-U.S. Holder, Generally at a Rate of 30%

▪	Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 17,741:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable

▪	Past Performance is No Guide to Future Performance

▪	Your Notes May Not Have an Active Trading Market

▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes

▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

▪	Other Investors in the Notes May Not Have the Same Interests as You

▪	Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes

▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

▪	You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪	Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities

▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment

▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable

▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note

▪	Information About an Index or Indices May Not Be Indicative of Future Performance

▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.

▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holder

For details about the license agreement between the underlier sponsor and the issuer, see “Background on the S&P 500® Futures Excess Return Index” on page S-18 of the accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 1.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.